SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                   COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
             CNPJ/MF n° 02.808.708/0001-07 – NIRE n° 35.300.157.770
                            Publicly-traded Company

                      Notice to the Holders of the Warrants
                                 Issued in 1996

Notice is hereby given  regarding  the  conditions  for exercise of the warrants issued by the extinct Companhia Cervejaria Brahma on February 14, 1996.

1)   The share  subscription  must be  exercised  from April 1 through  April 30
     2003;

2)   The price for the subscription  will be R$915.95 per thousand common shares and R$909.77 per thousand  preferred shares,  observing the proportion of 5
     (five)  shares per warrant held of the same share class.  This reflects the stock split approved by the Extraordinary  Shareholders’ Meeting of October
     20, 2000.

3)   The payment for the shares must take place at the time of subscription,  in any branch  office of Banco Itaú S.A.,  by means of an invoice that will be sent by mail by Banco  Itaú  S.A.,  as the  Depositary  Agent of the shares issued by the Company.

It is worth noting that the shares  resulting  from the exercise of the warrants will be entitled  to  dividends  distributed  by the Company as from the date of this notice.

BRANCHES WITH SHAREHOLDERS SERVICE

Rio de Janeiro/RJ: Rua Sete de Setembro n° 99 – Subsolo; São Paulo/SP: Rua XV de
Novembro  n° 318 –  Térreo;  Porto  Alegre/RS:  Rua  Sete de  Setembro  n° 746 –
Sobreloja; Belo Horizonte/MG: Av. João Pinheiro n° 195 – Mezanino;  Curitiba/PR:
Rua João Negrão n° 65;  Brasília/DF:  SCS Quadra 3 – Edifício D'Ângela – Térreo;
Salvador/BA:  Av.  Estados  Unidos n° 50 – 2°  andar;  Recife/PE:  Rua  Floriano
Peixoto  n° 131 – Térreo;  Fortaleza/CE:  Rua Major  Facundo  n° 819 –  Subsolo;
Vitória/ES:  Av. Marechal  Mascarenhas de Moraes n° 319;  Florianópolis/SC:  Rua
Tenente Silveira n° 340; Caxias do Sul/RS: Av. Júlio de Castilhos n° 2.680.

                           São Paulo, March 31, 2003

                           Luis Felipe P. Dutra Leite
                           Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.